UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 FORM 15

 CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 333-124154

STANADYNE HOLDINGS, INC.
(Exact name of registrant as specified in its charter)

92 Deerfield Road Windsor, CT 06095 (860) 525-0821
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

12.00% SENIOR DISCOUNT NOTES DUE 2015
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Approximate number of holders of record as of the certification or notice date: None.
Pursuant to the requirements of the Securities Exchange Act of 1934, Stanadyne Holdings, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Stanadyne Holdings, Inc.
(Registrant)

Date:	May 7, 2014	By:	/s/ Stephen S. Langin
Stephen S. Langin
Authorized Signatory